SO
3-22-04

[redacted]

04003966

ND EXCHANGE COMMISSION
GTON, D.C. 10549

UF 3-17-04

ANNUAL AUDITED REPORT	Information Required of Brokers and Dealers	
FORM X-17A-5	Pursuant to Section 17 of the Securities	SEC FILE
PART III	Exchange Act of 1934 and Rule 17a-5 Thereunder	8- 48639

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BAYOU SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
40 Signal Road
(No. and Street)

Stamford	**Connecticut**	**06902**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Israel III (203) 324-0333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

RECD S.E.C.
MAR 1 - 200

FOR OFFICIAL USE ONLY

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

PS
3/23

OATH OR AFFIRMATION

I, SAMUEL ISRAEL III, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of BAYOU SECURITIES, LLC as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

BAYOU SECURITIES, LLC

Samuel Israel III, Managing Member

Subscribed and sworn to before me this 27 th day of February, 2004.

...E. E. MARIN
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV . 2008

Notary Public

This report contains (check all applicable boxes)

[x]	(a)	Facing page.
[x]	(b)	Statement of financial condition.
[x]	(c)	Statement of income.
[x]	(d)	Statement of cash flows.
[x]	(e)	Statement of changes in shareholders' equity or partners' or sole proprietor's capital.
[ ]	(f)	Statement of changes in liabilities subordinated to claims of general creditors.
[x]	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
[x]	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
[x]	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
[x]	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
[ ]	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
[x]	(l)	An oath or affirmation.
[ ]	(m)	A copy of the SIPC supplemental report.
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x]	(o)	Independent auditors' report on internal accounting control.
[ ]	(p)	Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

212-686-7160
FAX
212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
Bayou Securities, LLC
40 Signal Road
Stamford, Connecticut 06902

We have audited the accompanying statement of financial condition of Bayou Securities, LLC as of December 31, 2003, and the related statements of income, cash flows and changes in member's capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayou Securities, LLC as at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hertz, Herson & Company, LLP

New York, New York
February 24, 2004

BAYOU SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2003

ASSETS

Cash	$ 124,163
Receivable from clearing broker	5,594,895
Deposit with clearing broker	499,931
Prepaid expenses	67,680
Property and equipment, at cost, less accumulated depreciation and amortization of $185,377	194,281
Security deposit	39,870
TOTAL ASSETS	$6,520,820

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accrued expenses and other liabilities	$2,464,110
Member's capital	4,056,710
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$6,520,820